February 19, 2009

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Hampden Bancorp, Inc.
       Form 10-K for the Fiscal Year Ended June 30, 2008
       Form 10-Q for the Fiscal Quarter Ended September 30, 2008
       File No. 1-33144

Dear Mr. Vaughn,

This letter is in response to your letter dated February 5, 2009 concerning your review of our Form 10-K for the fiscal year ended June 30, 2008 and our Form 10-Q for the fiscal quarter ended September 30, 2008. We have set forth below the SEC’s comments as contained in your February 5, 2009 letter followed by the Company’s responses.

SEC Staff Comment Number 1

Form 10-K

Critical Accounting Policies, page 39

1.
Please revise this section to provide and expand discussion of why management believes the policies disclosed are critical to its business. Please include a discussion that identifies and describes the following:

•	the critical accounting estimate;
•	the methodology used in determining the critical accounting estimate;
•	any underlying assumption that is about highly uncertain matters and any other underlying assumption that is material;
•	any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
•	if applicable, why different estimate that would have had a material impact on the company’s financial presentation could have been used in the current period; and
•	if applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
•
an explanation of the significance of the accounting estimate to the company’s financial condition, changes in financial condition and results of operations and, where material, and identification of the line items in the company’s financial statements affected by the accounting estimate;

•
a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

•
a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

•
a statement of whether or not the company’s senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company’s board of directors;

Mr. Kevin W. Vaughn
February 19, 2009

•	if the company operates in more than one segment, an identification of the segments of the company’s business the accounting estimate affects; and
•	a discussion of the accounting estimate on a segment basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

Response to SEC Staff Comment Number 1

We propose the following disclosure in future filings in response to the above comments. The last two comments are not applicable to Hampden Bancorp as the company does not operate in more than one segment.

Critical Accounting Policies

We consider accounting policies that require management to exercise significant judgment or discretion, or make significant assumptions that have or could have a material impact on the carrying value of certain assets, liabilities, revenue, expenses, or related disclosures, to be critical accounting policies.

Our significant accounting policies are discussed in Note 1, of the Notes to Consolidated Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this report. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board. We consider the following to be our critical accounting policies:

Securities

Critical Estimates. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss. Declines in fair value of securities held to maturity and available for sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Judgment and Uncertainties. Management’s other-than-temporary impairment analysis contains uncertainties because the analysis requires management to use historical information as well as current economic data and financial condition of the issuer to make assumptions on the value of the issuer.  This evaluation requires estimates that are susceptible to significant revision as more information becomes available.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with management’s estimates or assumptions, we may be exposed to an other-than-temporary impairment loss that could be material and could have a negative impact on the company’s earnings.

Allowance for loan losses

Critical Estimates. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

Mr. Kevin W. Vaughn
February 19, 2009

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.

The allowance consists of specifically allocated and general components.  The specifically allocated component relates to loans that are classified as impaired.  For such loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

Judgment and Uncertainties. Management determines the adequacy of the allowance for loan losses by analyzing and estimating losses inherent in the portfolio. The allowance for loan losses contains uncertainties because the calculation requires management to use historical information as well as current economic data to make judgments on the adequacy of the allowance. This evaluation requires estimates that are susceptible to significant revision as more information becomes available.

Effect if Actual Results Differ from Assumptions. Adverse changes in management’s assessment of the factors used to determine the allowance for loan losses could lead to additional provisions. Actual loan losses could differ materially from management’s estimates if actual losses and conditions differ significantly from the assumptions utilized, which could negatively affect the Company’s financial condition and results of operations. These factors and conditions include general economic conditions within the Company’s market, trends within industries, real estate and other collateral values, interest rates and the financial condition of the individual borrower.

 Income taxes

Critical Estimates. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.   Quarterly, management reviews the deferred tax asset to identify any uncertainties to the collectability of the components of the deferred tax asset.

Judgment and Uncertainties. In determining the valuation allowance, we use historical and forecasted operating results, based upon approved business plans, including a review of the eligible carryforward   periods, tax planning opportunities and other relevant considerations. Management believes that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance.

Effect if Actual Results Differ from Assumptions. Should actual factors and conditions differ materially from those used by management, the actual realization of net deferred tax assets or deferred tax liabilities could differ materially from the amounts recorded in the financial statements. If we were not able to realize all or part of our net deferred tax assets in the future, and adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made and could have a negative impact on the company’s earnings.

SEC Staff Comment Number 2

Consolidated Statements of Operations, page F-4

2.
In future filings, please revise to present pro forma EPS on the face of the statements of operations assuming that the shares of the IPO were outstanding for all periods presented prior to the IPO. Include footnote disclosure discussing and the fact that the operations prior to the demutualization remained the same after the IPO.

Mr. Kevin W. Vaughn
February 19, 2009

Response to SEC Staff Comment Number 2

Management of Hampden Bancorp, Inc. (the “Company”) has done an extensive review of presenting pro form earnings per share (“EPS”) data on its statements of operations for periods prior to its conversion (the “Conversion”) from the mutual to stock form of organization on January 16, 2007.  Prior to the Conversion, the Company was in mutual form and was not legally authorized to issue stock and after the Conversion the Company had an additional $74 million in net proceeds from the stock offering.  Accordingly, pro forma EPS would not provide an accurate representation of the Company prior to the Conversion.  Further, management of the Company believes that providing pro forma EPS for such period is potentially misleading given the complex and fundamental legal and economic effects of the Conversion.  Management believes that the complexity and potential confusion in making such disclosure would outweigh any meaningful disclosure to investors.

A review of applicable disclosure requirements did not indicate any requirement to provide such disclosure.  Similarly, a review of disclosure by its peer banking institutions which have converted from mutual to stock form of organization has not shown such disclosure.  Finally, as a practical matter, given that such pro forma disclosure would only be provided one time for fiscal year 2007 in the Company’s Form 10-K for the year ended June 30, 2009, such disclosure seems unnecessary.

In light of the foregoing, management of the Company feels that inclusion of pro forma EPS for periods prior to its Conversion in its fiscal year 2009 Form 10-K would not provide meaningful disclosure to investors.

******

Please be advised that the management of Hampden Bancorp, Inc. is responsible for the adequacy and accuracy of disclosures in our filings. Management understands that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Management also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (413) 452-5181 if you have any questions that require further discussion.

Sincerely,

/s/ Robert A. Massey

Robert A. Massey
Chief Financial Officer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102